June 20, 2008
U.S. Securities & Exchange Commission
Division of Corporate Finance
Attn: Mr. Edward M. Kelly, Esq.
100 F. Street NE
Washington, D.C. 20549

Re:	Ozark Ethanol, LLC File No. 333-139657
Dear Mr. Kelly:
     Per your request, this is a resubmittal by Ozark Ethanol, LLC (the “Company”) of its request to withdraw the Company’s registration statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-139657), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 22, 2006, and made effective on June 15, 2007. This request is being made pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Act”).
     The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company’s inability to complete the minimum requirements in the Registration Statement. Instead of waiting until the offering terminates pursuant to the Registration Statement on September 13, 2008, the Company has returned all the subscriptions held in escrow and the interest earned thereon to investors so the investors could have access to their funds before September 13, 2008.
     The Company confirms that all subscriptions have been returned to investors and that no securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.
     The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement at its earliest convenience. Please fax a copy of the written order to the attention of Debra Frimerman of Stoel Rives LLP at (612) 373-8881. Should you have questions regarding this matter, please contact Ms. Frimerman at (612) 373-8819.
     Thank you for your assistance.

Sincerely,
/s/ Jim McClendon
Jim McClendon
Chair (Principal Executive Officer)

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LIBERAL, MO	417-843-3835